EXHIBIT 99.1

The share exchange described in this notice involves the securities of foreign companies. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the transaction described below, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

[Translation]

May 13, 2021

To whom it may concern,

IHI Corporation
3-1-1 Toyosu, Koto-ku, Tokyo
President and Chief Executive Officer: Hiroshi Ide
(Securities Code: 7013)
Contact:	Chie Fukuoka, General Manager Corporate Communication Division
Phone:	03-6204-7030

MEISEI ELECTRIC CO., LTD.
2223 Naganumamachi, Isesaki-shi, Gunma
President and CEO: Masataka Ikeyama
(Securities Code: 6709)
Contact:	Shinsuke Takeda, General Manager Corporate Planning Dept.
Phone:	0270-32-0953

Notice Regarding IHI Corporation’s Acquisition of 100% Ownership of

MEISEI ELECTRIC CO., LTD. through Simplified Share Exchange

IHI Corporation (“IHI”) and MEISEI ELECTRIC CO., LTD. (“MEISEI”) hereby announce that at both companies’ respective Boards of Directors meetings held this day, the companies adopted a resolution for a share exchange as a result of which IHI will be the wholly-owning parent company in the share exchange and MEISEI will be the wholly-owned subsidiary in the share exchange (the “Share Exchange”), and executed a share exchange agreement between the companies (the “Share Exchange Agreement”).

The Share Exchange is scheduled to take place effective as of August 1, 2021: (i) without obtaining the approval of IHI’s shareholders meeting, by following the simplified share exchange procedure pursuant to the provisions of Article 796, paragraph (2) of the Companies Act; and (ii) after obtaining the approval of MEISEI’s shareholders meeting at its ordinary shareholders meeting scheduled to be held on June 23, 2021.

Prior to the effective date of the Share Exchange (scheduled for August 1, 2021), MEISEI’s common stock (“MEISEI Stock”) will be delisted as of July 29, 2021 on the Second Section of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) (with the last trading date being scheduled for July 28, 2021).

1. Purpose of the Share Exchange

IHI is a comprehensive heavy-industry manufacturer established in 1853, with its business base covering: Resources, Energy and Environment; Social Infrastructure and Offshore Facilities; Industrial Systems and General-purpose Machinery; and Aero Engine, Space and Defense. The IHI Group positions being a good corporate citizen who develops together with society as its primary objective and, based on its management philosophies of “Contribute to the development of society through technology” and “Human resources are our single most valuable asset,” seeks to: solve the various environmental, industrial, social, and energy related problems of the 21st century through using engineering expertise focused on “Monozukuri” technology; and become a global enterprise offering the safety and security for the benefit of both the environment and humanity.

On the other hand, MEISEI is a telecommunications company established in 1938, with its business base covering the development, manufacture and maintenance of equipment and software for meteorological monitoring, seismic systems, space-related activities, and information communication, among other things. Under its management philosophy, “We will contribute to develop safe and secure society, creating innovative products and services by full use of our original ‘Sensing & Communication’ technology,” MEISEI seeks to: provide systems for giving advance warning of disasters using its “Sensing & Communication” technology, as well as measuring and communication systems for the space environment; and realize more prosperous life for people around the world.

In May 2012, IHI and MEISEI reached agreement that: they could expect to produce direct synergy effects in the IHI Group’s social infrastructure business and MEISEI’s control system business, such as application of control systems to floodgates; they would be able to realize direct synergy effects in the space-related business of IHI AEROSPACE Co., Ltd. (“IHI Aerospace”), which is a subsidiary of IHI, and MEISEI’s space-related business, such as collaboration in space infrastructure systems and small satellite technology; and further direct synergy effects could be realized in manufacturing and inspection activities of the IHI Group’s security business. IHI then conducted a tender offer for shares of MEISEI Stock and made MEISEI a consolidated subsidiary of IHI by acquiring 67,720,000 shares of MEISEI Stock on June 12, 2012. Since then, the two companies have produced certain successful results, such as: collaboration in MEISEI’s meteorology and seismology business with IHI Infrastructure Systems Co., Ltd. and IHI Infrastructure Construction Co., Ltd.; collaboration in MEISEI’s space-related business with IHI Aerospace; and the realization of synergy effects in the manufacture, maintenance, etc. of 3D laser radars (3DLR) (Note 1).

On the other hand, as long as the collaboration described above takes place in the current situation where MEISEI is a listed company, there is tension between the “partial optimization” of MEISEI as a listed company and the “overall optimization” of the IHI Group including MEISEI. Specifically, the fact that IHI and MEISEI are both in a situation where each of them must give priority to its own interests and that, at the same time, IHI carries out the IHI Group’s business portfolio strategy with respect to, and redistributes the Group’s managerial resources to, MEISEI as IHI’s listed subsidiary, may be seen as a problem because, if seen from the viewpoint of overall optimization based on the IHI Group’s capital cost, this fact means that part of the profit resulting from the Group’s capital flows out of the IHI Group. This has imposed certain restrictions on the two companies’ technical and product cooperation and effective use of their managerial resources, such as human resources, as well as on the acceleration of decision-making in their collaborative efforts, among other things. For these reasons, IHI and MEISEI have not been able to fully produce the synergy effects that were expected to be achievable between the two companies initially when IHI made MEISEI its consolidated subsidiary.

Under these circumstances, the IHI Group was transforming itself to a business that works squarely on issues faced by society and customers and creates new values, under the mid-term management plan “Group Management Policy 2019,” which was developed and announced in May 2019 and started from fiscal 2019. It was then the environment surrounding the IHI Group began to change rapidly due to the spread of COVID-19, such as a rapid reduction in passenger demand which significantly affected the Group’s civil aeroengine business. In order to deal with these changes in the environment, the IHI Group developed and announced the “Project Change” in November 2020 (the “Project Change”). In the course of considering such challenges as to “Create growth businesses” that are listed in the project, IHI understood that, particularly in the fields of “maintenance, disaster prevention and disaster mitigation”, MEISEI’s “earth-sensing technology,” as embodied in its meteorology and seismology business and its human resources specializing in sensing, electric or control technology, has factors that will be able to create further synergy effects in the future IHI Group.

IHI therefore proposed MEISEI in late January 2021 to discuss making MEISEI a wholly-owned subsidiary of IHI through a share exchange, with the intention of creating further synergy effects by making MEISEI IHI’s wholly-owned subsidiary and through resulting technical and product cooperation between the two companies, effective use their managerial resources, such as human resources, and more prompt decision-making in their collaborative efforts, among other things.

Pursuant to its “2019 Mid-Term Business Plan” developed and announced in May 2019, MEISEI aims to provide such services and solutions as disaster prediction for disaster prevention and mitigation purposes as well as soundness monitoring of social infrastructure, by analyzing data collected from meteorological, seismic, water level, and other observation equipment. MEISEI also strives to improve its technology for the space-related business, as this technology is essential in weather forecasting and fire monitoring through observation of the Earth from space, with the coming of age in which people are watched over from space as well as from the ground. MEISEI concluded that by becoming a wholly-owned subsidiary of IHI, MEISEI could expect more than before to: enhance its ability to design and analyze by utilizing knowledge and analytical data from the IHI Group’s seismology business and space-related business; expand MEISEI’s distribution channels by sharing in the IHI Group’s global network; and deepen the sharing of know-how and develop human resources through further promotion of personnel exchanges.

IHI and MEISEI continued further discussion and reached a conclusion that making MEISEI a wholly-owned subsidiary of IHI would be beneficial in increasing the corporate value of not only IHI but also MEISEI.

Specifically, the IHI Group expects that making MEISEI a wholly-owned subsidiary of IHI will create the following advantages for the Group:

(1) Utilization of MEISEI’s technology and products to create growth businesses of the IHI Group

IHI believes that by utilizing MEISEI’s technology and products to “Create growth businesses” (Note 2) as listed in the Project Change, the IHI Group will be able to create and develop businesses that will provide values that are unique to the Group and cannot be found in other companies.

(2) Utilization of human resources specializing in electric and control technology

IHI believes that by reinforcing human resources specializing in electric and control technology that is necessary for the utilization and development of electrification and IoT technology (Note 3) through more active personnel exchanges between the IHI Group and MEISEI, the IHI Group will be able to accelerate the “Expansion of lifecycle businesses” (Note 4) and the “creation of growth businesses” that are listed in Project Change.

(3) Creation of new businesses by IHI Aerospace and MEISEI

IHI intends to create new businesses in the field of space environment utilization and other fields by further deepening the fusion between IHI Aerospace’s knowledge in system integration and MEISEI’s equipment development technology, technology for mounting devices on space equipment, etc.

On the other hand, MEISEI expects that becoming a wholly-owned subsidiary of IHI will create the following specific advantages for MEISEI:

(1)	Increase in competitiveness by utilizing the IHI Group’s technical knowledge, etc.

MEISEI can expect further enhancement of its ability to provide services and solutions, by utilizing the IHI Group’s knowledge in hydrology and floodgate control technology, knowledge in integration of space infrastructure systems, and know-how in quality management and intellectual property. MEISEI also expects enhancement of its ability to design and analyze and to develop products, by utilizing the IHI Group’s latest technology more than before.

(2)	Business expansion by sharing resources with the IHI Group companies

MEISEI can expect to have increased business opportunities, such as an expansion of its distribution channels, by sharing in IHI Group companies’ customer base and global network. MEISEI also believes that further promotion of personnel exchanges with IHI Group companies will deepen the sharing of know-how with them and will promote the development of human resources.

(3)	Acceleration of decision-making and cost advantage

MEISEI expects that delisting will allow for business operation on a longer perspective without being forced to seek short-term profits only and will accelerate decision-making. Delisting will also eliminate the cost of maintaining MEISEI’s listed status.

IHI and MEISEI then concluded that, in order for MEISEI’s minority shareholders to benefit from the above-described potential results of increased corporate value of the IHI Group that would result from making MEISEI a wholly-owned subsidiary of IHI, it is best to make the minority shareholders of MEISEI shareholders of IHI by allotting shares of IHI’s common stock (“IHI Stock”) to shares of MEISEI Stock, through employing the method of share exchange in which IHI will be the wholly-owning parent company in the share exchange and MEISEI will be the wholly-owned subsidiary in the share exchange.

Based on the understanding described above and after consideration and discussion, on May 10, 2021 IHI and MEISEI reached agreement on the terms and conditions of the Share Exchange, including the share exchange ratio. The two companies adopted a resolution for the Share Exchange at their respective Boards of Directors meetings held this day, and have executed the Share Exchange Agreement this day.

(Note 1)	“3D laser radar (3DLR)” means an instrument which measures the size, shape, and speed of an object by thoroughly irradiating the area with laser.

(Note 2)	“Create growth businesses” as listed in the Project Change means to redefine the three businesses -- “air transportation systems,” “carbon solutions,” and “maintenance, disaster prevention and disaster mitigation” -- for near-future social infrastructure to which IHI will be able to provide value, and to create future growth businesses around the redefined businesses. For further information, please see “Project Change” dated November 11, 2020 announced by IHI.

(Note 3)	“IoT technology” is an abbreviation for Internet of Things and means technology through which things communicate through the Internet.

(Note 4)	“Expand lifecycle businesses” as listed in the Project Change means to deliver comprehensive services, including operational and maintenance services, across lifecycles to optimize customer value. For further information, please see “Project Change” dated November 11, 2020 announced by IHI.

2. Overview of the Share Exchange

(1) Schedule for the Share Exchange

Record date for the ordinary shareholders meeting for approving the Share Exchange Agreement	(MEISEI)	March 31, 2021
Date of the Board of Directors’ resolution for execution of the Share Exchange Agreement	(Both companies)	May 13, 2021
Execution date of the Share Exchange Agreement	(Both companies)	May 13, 2021
Date of the ordinary shareholders meeting for approving the Share Exchange Agreement	(MEISEI)	June 23, 2021 (estimate)
Last trading date	(MEISEI)	July 28, 2021 (estimate)
Delisting date	(MEISEI)	July 29, 2021 (estimate)
Effective date of the Share Exchange Agreement		August 1, 2021 (estimate)

(Note 1)	IHI intends to conduct the Share Exchange without the approval of its shareholders meeting through the simplified share exchange procedure pursuant to the provisions of Article 796, paragraph (2) of the Companies Act.

(Note 2)	The effective date of the Share Exchange may be changed upon agreement between IHI and MEISEI if necessary to accommodate the procedure for the Share Exchange or for any other reason.

(2) Method of the Share Exchange

The Share Exchange will make IHI the wholly-owning parent company in the share exchange and MEISEI the wholly-owned subsidiary in the share exchange. The Share Exchange is scheduled to take place effective as of August 1, 2021: (i) without obtaining the approval of IHI’s shareholders meeting, by following the simplified share exchange procedure pursuant to the provisions of Article 796, paragraph (2) of the Companies Act; and (ii) after obtaining the approval of MEISEI’s shareholders meeting at its ordinary shareholders meeting scheduled to be held on June 23, 2021.

(3) Details of Allotment of Shares in the Share Exchange

	IHI (Wholly-owning parent company in share exchange)	MEISEI (Wholly-owned subsidiary in share exchange)
Share exchange ratio for the Share Exchange	1	0.42
Number of shares to be delivered upon the Share Exchange	IHI common stock: 2,729,838 shares (estimate)

(Note 1) Share allotment ratio

0.42 shares of IHI Stock will be allotted and delivered per share of MEISEI Stock. However, no shares will be allotted in the Share Exchange for shares of MEISEI Stock held by IHI (6,772,000 shares as of May 13, 2021). Note that the allotment ratio for the Share Exchange specified in the above table (the “Share Exchange Ratio”) is subject to change by agreement between IHI and MEISEI in the event of material changes in the conditions underlying the calculation of the Share Exchange Ratio pursuant to the Share Exchange Agreement.

(Note 2) Number of shares of IHI Stock to be delivered upon the Share Exchange

Number of shares of IHI Stock: 2,729,838 shares (estimate)

The above number of shares has been calculated based on: (i) the total number of issued shares (13,279,633 shares) and the number of treasury shares (8,017 shares) of MEISEI as of March 31, 2021; and (ii) the number of shares of MEISEI Stock held by IHI as of May 13, 2021 (6,772,000 shares).

In the Share Exchange, IHI will allot and deliver the number of shares of IHI Stock calculated based on the Share Exchange Ratio to the shareholders of MEISEI (meaning the shareholders after cancellation of

MEISEI’s treasury shares specified below, and excluding IHI) as at the time immediately before IHI’s acquisition of all issued shares of MEISEI (excluding shares of MEISEI Stock held by IHI) through the Share Exchange (the “Base Time”), in exchange for shares of MEISEI Stock held by these shareholders. IHI plans to allocate treasury shares held by it to these shareholders entitled to shares of IHI Stock to be delivered in the Share Exchange, and IHI does not plan to issue any new shares to be allotted in the Share Exchange. MEISEI plans to cancel, at the Base Time and by a resolution adopted at its Board of Directors meeting to be held no later than the day before the effective date of the Share Exchange, all of the treasury shares held by it (8,017 shares as of March 31, 2021, and including any shares that may be acquired by MEISEI as a result of dissenting shareholders’ demand, if made in the course of Share Exchange, for share purchase under Article 785, paragraph (1) of the Companies Act) at the Base Time.

The number of shares to be allotted and delivered in the Share Exchange may be modified in the future due to such reasons as MEISEI’s acquisition, cancellation, etc. of its treasury shares.

(Note 3) Treatment of shares constituting less than one unit

It is expected that the Share Exchange will result in new shareholders who will hold shares of IHI constituting less than one unit (i.e., 100 shares). In particular, the shareholders of MEISEI who hold less than 239 shares of MEISEI Stock are expected only to acquire shares of IHI constituting less than one unit. Shares constituting less than one unit cannot be sold on financial instruments exchange markets. These shareholders who will hold shares of IHI constituting less than one unit will be entitled to use the following systems concerning shares of IHI.

(i)	Purchase by IHI of shares constituting less than one unit (sale of shares constituting less than one unit i.e., 100 shares)

Pursuant to the provisions of Article 192, paragraph (1) of the Companies Act, this system allows shareholders holding shares of IHI constituting less than one unit to demand purchase of these shares by, and to sell them to, IHI.

(ii)	Purchase of additional shares constituting less than one unit (purchase to reach a total of one unit i.e., 100 shares)

Pursuant to the provisions of Article 194, paragraph (1) of the Companies Act and to the provisions of IHI’s Articles of Incorporation, this system allows shareholders holding shares of IHI constituting less than one unit to purchase from IHI additional shares of IHI Stock in the number that will make one unit together with the number of shares constituting less than one unit held by these shareholders, by demanding sale of those shares of IHI Stock from IHI.

(Note 4) Treatment of fractions of less than one share

For the shareholders of MEISEI who will be allotted and delivered fractions of less than one share of IHI Stock in the Share Exchange, IHI will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, sell shares of IHI Stock in the number equivalent to the total number of such fractions (with any fraction less than one share in the total number to be discarded) and deliver these shareholders the proceeds of such sale in proportion to the respective numbers of fractional shares that would have otherwise been held by these shareholders.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in the Share Exchange

This is not applicable as MEISEI has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5) Treatment of Dividends of Surplus

IHI and MEISEI have agreed: (i) that MEISEI may, subject to approval by a resolution of its shareholders meeting, distribute dividends of surplus up to 7 yen per share of MEISEI Stock to shareholders or registered share pledgees entered or recorded in the final shareholder registry on March 31, 2021; and (ii) that, other than the above, neither IHI nor MEISEI may adopt a resolution, after the execution date of the Share Exchange Agreement, to distribute dividends of surplus with a record date prior to the effective date of the Share Exchange Agreement or to acquire treasury shares on any date prior to the effective date of the Share Exchange Agreement (unless required to acquire treasury shares by applicable law in response to shareholders’ exercise of their rights).

3. Grounds for the Details of Allotment of Shares in the Share Exchange

(1) Grounds and reasons for the details of allotment

As described in “1. Purpose of the Share Exchange” above, in late January 2021 IHI proposed MEISEI to discuss making MEISEI a wholly-owned subsidiary of IHI through a share exchange and, after repeated, serious discussions and negotiations between them, IHI and MEISEI reached a conclusion that making MEISEI a wholly-owned subsidiary of IHI was the best decision to increase the corporate value of both companies.

As described under “(4) Measures to Ensure Fairness” in section 3 below, in order to ensure the fairness and validity of the Share Exchange Ratio and other aspects of the Share Exchange as described under “(3) Details of Allotment of Shares in the Share Exchange” in section 2 above, IHI and MEISEI appointed Deloitte Tohmatsu Financial Advisory LLC (“Deloitte Tohmatsu Financial Advisory”) in mid-October 2020 and Plutus Consulting Co., Ltd. (“Plutus Consulting”) in mid-February 2021, respectively, as their respective third-party valuation institutions, as well as appointing Nishimura & Asahi in mid-November 2020 and Nakamura, Tsunoda & Matsumoto in early February 2021, respectively, as their respective legal advisors. MEISEI, and both companies started serious consideration.

IHI had careful discussion and consideration based on, among other things, (i) the valuation report on the potential share exchange ratio to be used in the Share Exchange, received on May 12, 2021 from Deloitte Tohmatsu Financial Advisory which was requested by IHI to calculate such share exchange ratio, (ii) advice from Nishimura & Asahi, and (iii) the results of a due diligence investigation of MEISEI conducted by IHI. As a result, IHI reached a conclusion that the Share Exchange Ratio was appropriate and would contribute to the interests of the shareholders of IHI, and that it was appropriate to conduct the Share Exchange using the Share Exchange Ratio.

On the other hand, MEISEI had repeated discussions with IHI as to the terms and conditions of the Share Exchange, including the Share Exchange Ratio, and carefully discussed and considered conducting the Share Exchange at the Share Exchange Ratio, based on, among other things, (i) the valuation report on the potential share exchange ratio to be used in the Share Exchange, received on May 12, 2021 from Plutus Consulting which was requested by MEISEI to calculate such share exchange ratio, (ii) a fairness opinion, received on May 12, 2021 from Plutus Consulting, to the effect that the Share Exchange Ratio is a fair one for MEISEI’s minority shareholders from a financial perspective (the “Fairness Opinion”), (iii) advice from Nakamura, Tsunoda & Matsumoto, (iv) the results of a due diligence investigation of IHI conducted by MEISEI, and (v) instructions and advice from, and the written report dated May 13, 2021 (the “Report”; for an overview on the Report, see “(5) Measures to Avoid Conflicts of Interest” in section 3 below) received from, the special committee consisting only of independent members who have no interest in IHI, which is the controlling shareholder of MEISEI (the “Special Committee”; for further information on the Special Committee, see “(5) Measures to Avoid Conflicts of Interest” in section 3 below). Regarding the Share Exchange Ratio, which is 0.42 as described under “(2) Matters Relating to Calculations” in section 3 below, MEISEI reached a conclusion that the Share Exchange Ratio was appropriate and would contribute to the interests of the shareholders of MEISEI, and that it was appropriate to conduct the Share Exchange using the Share Exchange Ratio.

Thus, IHI and MEISEI each gave careful consideration based on the valuation results of the share exchange ratio and advice received from its third-party valuation institution, as well as on advice from its legal advisor, and in light of, among other things, the results of the due diligence investigation of the other party conducted by it, followed by repeated, careful negotiations between the two companies on the share exchange ratio by taking comprehensively into account both companies’ financial conditions, business performance trends, and stock price trends, etc. As a result, IHI and MEISEI reached a conclusion that the Share Exchange Ratio was appropriate and would contribute to the interests of their respective shareholders, and the two companies decided to conduct the Share Exchange using the Share Exchange Ratio. IHI and MEISEI adopted a resolution to conduct the Share Exchange at their respective Boards of Directors meetings held today, and executed the Share Exchange Agreement between them today.

Please note that the Share Exchange Ratio is subject to change by agreement between IHI and MEISEI in the event of material changes in the conditions underlying the calculation of the Share Exchange Ratio pursuant to the Share Exchange Agreement.

(2) Matters Relating to Calculations

(A) Names of the Valuation Institutions and Their Relationships with IHI and MEISEI

Deloitte Tohmatsu Financial Advisory, which serves as IHI’s third-party valuation institution, and Plutus Consulting, which serves as MEISEI’s third-party valuation institution, are both valuation institutions that are independent from IHI and MEISEI, and neither is a related party to IHI or MEISEI and has any material interest required to be disclosed in the Share Exchange.

(B) Overview of Calculations

Deloitte Tohmatsu Financial Advisory conducted the valuation by using: (i) the market share price analysis (in which the valuation reference date was set at May 12, 2021 and which was based on the closing prices of IHI Stock and MEISEI Stock on the Tokyo Stock Exchange on the valuation reference date and on the simple averages of their closing prices on the Tokyo Stock Exchange for the one-month, three-month, and six-month periods preceding the valuation reference date), because IHI Stock and MEISEI Stock are listed on financial instruments exchanges and their market prices are available; and (ii) the Discounted Cash Flow analysis (the “DCF analysis”), so as to reflect the two companies’ future business activities in the valuation.

If a value of one (1) is assigned to the value per share of IHI Stock, the ranges of the value of per share of MEISEI Stock calculated using the aforementioned valuation methods are as follows:

Method used	Calculation result of the share exchange ratio
Market share price analysis	0.311 to 0.369
DCF analysis	0.085 to 0.508

In calculating the share exchange ratio described above, Deloitte Tohmatsu Financial Advisory used the information provided by IHI and MEISEI and publicly available information as it was in principle, and relied on the assumptions that all those materials, information, etc. so used were accurate and complete, and that there were no facts that could materially affect the calculation of the share exchange ratio and that had not been disclosed to Deloitte Tohmatsu Financial Advisory, and Deloitte Tohmatsu Financial Advisory did not independently verify the accuracy or completeness of the aforementioned information. Deloitte Tohmatsu Financial Advisory did not independently evaluate, appraise or assess the assets and liabilities (including contingent liabilities) of IHI and MEISEI and IHI’s affiliates, and did not perform any analysis or valuation of individual assets and liabilities. Deloitte Tohmatsu Financial Advisory made no request for appraisal or calculation of any of the above assets and liabilities from any third-party institution. In addition, Deloitte Tohmatsu Financial Advisory assumed that the information on IHI’s and MEISEI’s business plans based on which Deloitte Tohmatsu Financial Advisory performed calculations was reasonably prepared by the managements of both companies based on the best estimation and judgment which could be obtained at this point. The calculation of the share exchange ratio by Deloitte Tohmatsu Financial Advisory reflects the information available and the economic conditions up to this day, i.e., May 12, 2021.

In IHI’s and MEISEI’s financial forecasts based on which Deloitte Tohmatsu Financial Advisory performed valuation using the DFC analysis, considerable income increases or decreases are expected in some fiscal periods. Specifically, IHI expects a considerable income increase for the fiscal year ending March 31, 2022 from the previous fiscal year due to, among other things, the effects of the improved profitability of its civil aircraft engines, etc. and the sale of assets intended to secure funds for creating new businesses. IHI further expects a considerable income increase for the fiscal year ending March 31, 2023 from the previous fiscal year, due to successful results of the “reform of business structure,” “reinforcement of cost structure,” and “expansion of lifecycle businesses” on which IHI has been working under the Project Change, as well as due to recovery from the impact of the spread of COVID-19 on civil aircraft engines. As for MEISEI, it expects a considerable income increase for the fiscal year ending March 31, 2022 from the previous fiscal year due to, among others, increased demand for renewal continuing from the previous fiscal year, in addition to resolution of delays in construction projects that have resulted from the spread of COVID-19. MEISEI further expects a considerable income increase for the fiscal year ending March 31, 2024 from the previous fiscal year due to: development of the sale of the POTEKA system (Note 1) to public and private entities; the development of information provision utilizing big data on meteorological and environmental changes; effects of increased sales of space technologies converted to civil use; and increased demand for space business-related equipment. These financial forecasts of IHI and MEISEI are not subject to the implementation of the Share Exchange.

On the other hand, Plutus Consulting considered several stock valuation methods to decide which ones should be used, and performed valuation of IHI Stock using the market share price analysis in order to identify the objective value of the company’s stock which is listed in financial instruments exchanges.

As for MEISEI, Plutus Consulting performed valuation using the market share price analysis for the same reason as with IHI, as well as using the DCF analysis in order to reflect the status of the company’s future business activities in the valuation.

If a value of one (1) is assigned to the value per share of IHI Stock, the ranges of the value of per share of MEISEI Stock calculated using the aforementioned valuation methods are as follows:

Method used		Calculation result of the share exchange ratio
IHI	MEISEI
Market share price analysis	Market share price analysis	0.33 to 0.34
	DCF analysis	0.28 to 0.48

For both companies, the market share price analysis set the valuation reference date at May 12, 2021 and used the respective closing prices of both companies’ stocks on the valuation reference date and the respective simple averages of their closing prices on trading days during the one-month, three-month, and six-month periods preceding the valuation reference date on the First or Second Section of the Tokyo Stock Exchange.

In the DCF analysis, the free cash flow that MEISEI is expected to generate in the future, in and after the fiscal year ending March 31, 2022, was discounted to the present value for each fiscal year at a certain discount rate ranging between 5.13% and 7.38%, by taking into account certain assumptions that are considered reasonable, such as the earnings forecasts and investment plans based on the business plans for the period from March 2022 to March 2024 prepared by MEISEI. As for the period after the fiscal year ending March 31, 2025 for which no business plans are available, the going-concern value was calculated using the perpetual growth method, with a perpetual growth rate of 0%.

In MEISEI’s financial forecasts based on which Plutus Consulting performed valuation using the DFC analysis, considerable income increases or decreases are expected in some fiscal periods. Specifically, MEISEI expects an approximately 75% increase in operating income for the fiscal year ending March 31, 2022 from the previous fiscal year due to, among other things, increased demand for renewal continuing from the previous fiscal year, in addition to resolution of delays in construction projects that have resulted from the spread of COVID-19. MEISEI further expects an approximately 50% increase in operating income for the fiscal year ending March 31, 2024 from the previous fiscal year due to: development of the sale of the POTEKA system to public and private entities; the development of information provision utilizing big data on meteorological and environmental changes; effects of increased sales of space technologies converted to civil use; and increased demand for space business-related equipment. These financial forecasts are not subject to the implementation of the Share Exchange, because it is difficult at this point in time to specifically estimate the synergy effects expected to be achieved from implementing the Share Exchange, with the exception of a reduction in the cost of maintaining MEISEI’s listed status.

In addition, MEISEI received the Fairness Opinion from Plutus Consulting on May 12, 2021. The Fairness Opinion is a statement of Plutus Consulting’s opinion that the share exchange ratio agreed upon between IHI and MEISEI is a fair one for MEISEI’s minority shareholders from a financial perspective, in light of, among other things, the business plans prepared by MEISEI and the results of calculation of the share exchange ratio based on the market prices of IHI’s and MEISEI’s stocks. Please note that the Fairness Opinion was issued after: (i) MEISEI’s disclosure of the current status of its business, future business plans, etc. to Plutus Consulting; (ii) Plutus Consulting’s exchanges of questions and answers with IHI and MEISEI about the overview, background, and purpose of the Share Exchange, as well as about the results of Plutus Consulting’s calculation of the share exchange ratio performed after receiving explanations about the information so disclosed; (iii) Plutus Consulting’s analysis, to the extent deemed necessary by it, of IHI’s and MEISEI’s business environment, economy, markets, financial situations, etc.; and (iv) a review procedure at a review committee independent from the engagement team of Plutus Consulting (Note 2).

(Note 1)	“POTEKA” refers to a service which provides pinpoint weather information using a compact weather sensor system.

(Note 2)	In preparing and submitting the Fairness Opinion and performing the calculation of the share exchange ratio underlying the opinion, Plutus Consulting relied upon the assumptions that the basic data provided by IHI and MEISEI and publicly available data, as well as all information collected from IHI and MEISEI through questioning, are accurate and complete, and that there are no facts which could materially affect Plutus Consulting’s calculation of the share exchange ratio and which have not been disclosed to Plutus Consulting. Plutus Consulting has not conducted, and is not obliged to conduct, any investigation or verification other than the procedure described above.

Plutus Consulting has not independently evaluated or appraised the assets and liabilities (including off-balance-sheet assets, off-balance-sheet liabilities, and other contingent liabilities) of IHI and MEISEI and IHI’s affiliates, and has not performed any analysis or valuation of individual assets and liabilities. Plutus Consulting has not received from neither IHI nor MEISEI nor any of IHI’s affiliates any written evaluation or appraisal regarding these matters. Plutus Consulting has not independently assessed the creditworthiness of IHI and MEISEI and IHI’s affiliates under applicable law regarding bankruptcy, insolvency or any similar proceedings.

Plutus Consulting assumes that MEISEI’s business plans and other materials used as a basis for the Fairness Opinion were reasonably prepared by MEISEI’s management based on the best estimation and judgment at the time of preparation of those materials. Plutus Consulting does not guarantee their feasibility, nor does it express any opinion on the analysis or forecasts based on which they were prepared or on the assumptions on which they were based.

Plutus Consulting assumes that the Share Exchange Agreement will be duly and validly prepared and executed and will be approved by MEISEI’s shareholders meeting, that the Share Exchange will be duly and validly carried out pursuant to the terms and conditions contained in the Share Exchange Agreement, and that the Share Exchange will be completed pursuant to the terms and conditions contained in the Share Exchange Agreement without any waiver, modification or amendment of any of the material terms and conditions or agreements contained in the Share Exchange Agreement. Plutus Consulting also uses, and is not obliged to independently investigate, the assumptions that the Share Exchange will be duly and validly implemented, that the tax effects of the Share Exchange will be as expected by IHI and MEISEI, and that all governmental, regulatory or other consents, permits and approvals necessary for the consummation of the Share Exchange will be obtained without compromising in any way the benefits expected to result from the Share Exchange. Plutus Consulting has not been requested by MEISEI to discuss, and has not discussed, the decisions made by MEISEI regarding implementation of the Share Exchange or a comparative evaluation of the Share Exchange and other strategic choices. Plutus Consulting is not an expert in accounting, tax affairs or law, and has not independently performed, and is not obliged to independently perform, any analysis or assessment of the legality or validity of any matter involved in the Share Exchange or of the appropriateness of any accounting or tax treatment of any such matter. Plutus Consulting assumes that such tax effects expected to result from the Share Exchange as have been presented by MEISEI to Plutus Consulting will be realized.

The Fairness Opinion is a statement of Plutus Consulting’s opinion, as of the date of its preparation, as to whether or not the Share Exchange Ratio agreed upon by IHI and MEISEI is a fair one for MEISEI’s minority shareholders from a financial perspective, based on the financial and capital markets, the economic conditions, and other circumstances as of the date of its preparation, as well as based on the information provided to or obtained by Plutus Consulting on or before the date of its preparation. Plutus Consulting is not obliged to correct, amend or supplement any information contained in the Fairness Opinion notwithstanding any changes to these bases caused by subsequent changes in the circumstances. The Fairness Opinion does not allow inference of or suggest any opinion beyond the explicit statements contained in it, or as to the period after the date of submission of the Fairness Opinion. The Fairness Opinion only expresses an opinion that the Share Exchange Ratio is a fair one for MEISEI’s minority shareholders from a financial perspective. It does not express any opinion to the holders of securities issued by MEISEI or MEISEI’s creditors or any other persons involved, nor does it recommend MEISEI’s shareholders to take any action related to the Share Exchange.

The Fairness Opinion was provided by Plutus Consulting for the purpose of being used by MEISEI’s Board of Directors and the Special Committee as a basis for making decisions about the Share Exchange Ratio, and may not be relied on any other party.

(3) Prospect for Delisting and Reasons Therefor

As a result of the Share Exchange, IHI will become the wholly-owning parent company of MEISEI effective as of August 1, 2021 (estimate), which is the effective date of the Share Exchange, and MEISEI Stock will be delisted as of July 29, 2021 pursuant to the Tokyo Stock Exchange’s delisting criteria (with the last trading date being July 28, 2021). After being delisted, MEISEI Stock can no longer be traded on the Tokyo Stock Exchange.

Even after the delisting of MEISEI Stock, IHI Stock will remain listed on the Tokyo Stock Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange, and Sapporo Securities Exchange, which will allow the shareholders of MEISEI (excluding IHI) who are allotted shares of IHI Stock as a result of the Share Exchange to continue to trade their shares on these financial instruments exchange markets beyond the effective date of the Share Exchange. Therefore, IHI believes that those shareholders of MEISEI who hold at least 239 shares of MEISEI Stock and will be allotted at least 100 shares of IHI Stock, which constitute one unit of IHI shares, will continue to be provided with the liquidity of their shares.

On the other hand, those shareholders of MEISEI who hold less than 239 shares of MEISEI Stock will be allotted less than 100 shares of IHI Stock, which fall short of one unit of IHI shares. While those shares constituting less than one unit cannot be sold on financial instruments exchange markets, shareholders who will be allotted shares constituting less than one unit will be entitled to demand that their shares constituting less than one unit be purchased by IHI. These shareholders will also be entitled to purchase additional shares from IHI of IHI Stock in the number that will make one unit together with the number of shares constituting less than one unit held by these shareholders. For further details of the treatment of these shares, please see “(Note 3) Treatment of shares constituting less than one unit” under (3) in section 2 above.

For details of the treatment of fractions of less than one share of IHI Stock that may arise in the course of allotment of shares to the shareholders of MEISEI in the Share Exchange, please see “(Note 4) Treatment of fractions of less than one share” under (3) in section 2 above.

Please note that until the last trading date, i.e., July 28, 2021 (estimate), the shareholders of MEISEI will be able to trade their shares of MEISEI Stock on the Tokyo Stock Exchange as before.

(4) Measures to Ensure Fairness

Since IHI is MEISEI’s parent company already holding 51.02% (as of March 31, 2021) of the total number of issued shares of MEISEI, IHI and MEISEI judged that it was necessary to ensure the fairness of the Share Exchange, and have taken the following measures to ensure the fairness of the same.

(A) Obtaining Valuation Reports from Independent Third-party Valuation Institutions

IHI appointed Deloitte Tohmatsu Financial Advisory as its third-party valuation institution and obtained from it a valuation report on the share exchange ratio dated May 12, 2021. For an overview of this valuation report, see “(2)

Matters Relating to Calculations” in section 3 above. IHI has not obtained from Deloitte Tohmatsu Financial Advisory a written opinion (a fairness opinion) to the effect that the Share Exchange Ratio is appropriate or fair from a financial perspective.

On the other hand, MEISEI appointed Plutus Consulting as its third-party valuation institution and obtained from it a valuation report on the share exchange ratio dated May 12, 2021. MEISEI also obtained the Fairness Opinion dated May 12, 2021. For an overview of the valuation report and the Fairness Opinion, see “(2) Matters Relating to Calculations” in section 3 above.

(B) Advice from Independent Law Offices

IHI appointed Nishimura & Asahi as its legal advisor and has received from it legal advice on the method, process, etc. of decision-making by IHI’s Board of Directors, including the procedures for the Share Exchange.

Nishimura & Asahi is independent from IHI and MEISEI and does not have any material interest in IHI or MEISEI.

On the other hand, MEISEI appointed Nakamura, Tsunoda & Matsumoto as its legal advisor and has received from it legal advice on the method, process, etc. of decision-making by MEISEI’s Board of Directors, including the procedures for the Share Exchange.

Nakamura, Tsunoda & Matsumoto is independent from IHI and MEISEI and does not have any material interest in IHI or MEISEI.

(5) Measures to Avoid Conflicts of Interest

Since IHI is MEISEI’s parent company already holding 51.02% (as of March 31, 2021) of the total number of issued shares of MEISEI, MEISEI has taken the following measures to avoid conflicts of interest.

(A) Obtaining a Report from MEISEI’s Non-interested Special Committee

(i) Background of Formation

Immediately after receipt of IHI’s proposal for the Share Exchange in late January 2021, MEISEI started to construct a system for conducting discussions, negotiations, etc. on the Share Exchange from a stance independent from IHI and MEISEI and from the viewpoint of the improvement of MEISEI’s corporate value and the protection of MEISEI’s general shareholders. With advice from its legal advisor Nakamura, Tsunoda & Matsumoto, MEISEI held a meeting of its external officers, consisting of all of its external directors and external auditors, on February 9, 2021. At the meeting, the following three persons were selected as candidate members of the Special Committee after confirmation of their independence from IHI: Mr. Mamoru Yamashita (an external director of MEISEI) and Mr. Seiji Nakagawa (an external director of MEISEI), who have been notified to the Tokyo Stock Exchange as independent officers and who have reasonable knowledge about the business details, etc. of MEISEI as its external directors and have considerable experience and deep insight as experts in management, and who are thus considered to have expertise and qualification to discuss the Share Exchange; and Mr. Takehisa Irisawa (an attorney-at-law and an external auditor of MEISEI), who has been notified to the Tokyo Stock Exchange as an independent officer and who has reasonable knowledge about the business details, etc. of MEISEI as its external auditor and has considerable experience and insight as an attorney-at-law, and who is thus considered to have expertise and qualification to discuss the Share Exchange.

Then, at its Board of Directors meeting held on February 16, 2021, MEISEI formed the Special Committee consisting of the aforementioned three persons, and sought advice from the Special Committee by requesting it: (i) to provide a recommendation to MEISEI’s Board of Directors on whether or not the Board of Directors should decide on the implementation of the Share Exchange, after (a) discussing and determining whether or not the Share Exchange should be implemented, from the viewpoint of whether or not it will contribute to the enhancement of MEISEI’s corporate value, and (b) determining and discussing the appropriateness of the terms and conditions of the Share Exchange and the fairness of the procedures for it, from the viewpoint of securing MEISEI’s general shareholders; and (ii) to discuss, and deliver its opinion to MEISEI’s Board of Directors as to, whether MEISEI’s Board of Directors’ decision on the Share Exchange will not be disadvantageous to MEISEI’s minority shareholders (the “Advisory Matters”). The Board of Directors of MEISEI also authorized the Special Committee: (p) to collect information necessary to consider the Advisory Matters (including, where necessary, conducting direct interviews, etc. with persons involved); (q) to appoint or approve financial advisors, legal advisors, and other advisors (with the expenses incurred in engaging these advisors to be borne by MEISEI); (r) to express its opinion on MEISEI’s policies for negotiating with IHI and other parties involved, to give instructions and make requests to persons in charge of these negotiations, and to directly conduct negotiations with IHI and other parties involved where necessary; and (s) to take other actions necessary to consider the Advisory Matters. Furthermore, the Board of Directors of MEISEI resolved: (x) that MEISEI’s Board of Directors shall make its decisions by giving maximum respect to the Special Committee’s determinations; and (y) that if the Special Committee determines that the terms and conditions are not appropriate, the Board of Directors shall not decide to implement the Share Exchange.

The members of the Special Committee are supposed to receive fixed remuneration in consideration of their services, regardless of the content of their report.

(ii) Process of Consideration

During the period from February 16, 2021 to May 13, 2021, the Special Committee carefully deliberated and discussed the Advisory Matters by meeting a total of 10 times for a total of more than 15 hours, as well as by sharing reports and information, conducting deliberation, and making decisions via email between meeting dates, among other things.

Specifically, the Special Committee approved Nakamura, Tsunoda & Matsumoto as MEISEI’s legal advisor and Plutus Consulting as MEISEI’s financial advisor and third-party valuation institution, after confirming these advisors’ independence, expertise, performance, etc. The Special Committee also approved the system for considering the Share Exchange constructed by MEISEI in its organization, after confirming that the system has no problem in terms of independence, with advice from Nakamura, Tsunoda & Matsumoto.

The Special Committee then received explanations from, and exchanged questions and answers with, MEISEI’s project team about MEISEI’s business plan based on which the share exchange ratio is calculated (the “Business Plan”), on multiple occasions in the course of its development, in terms of a numerical summary of the proposed business plan, the business environment on which the proposed business plan was based, and the goals, basic strategy, and specific measures for each business unit. The Special Committee approved the Business Plan after confirming its rationality, based also on, among other things, advice provided by Plutus Consulting from a financial perspective.

Furthermore, the Special Committee sent written inquiries about IHI’s proposal for the Share Exchange in terms of: IHI’s understanding of MEISEI’s business environment and business challenges; the reasons for proposing the Share Exchange at this point of time; the specific details of the synergy effects expected from the Share Exchange; the reasons for requiring the delisting of MEISEI instead of the current capital structure; potential disadvantages caused by the delisting of MEISEI and changes in its capital structure resulting from the Share Exchange; IHI’s operating policies after the Share Exchange; treatment of MEISEI’s employees after the Share Exchange; MEISEI’s relationships with its customers and other interested parties after the Share Exchange; and the structure, terms and conditions, etc. of the Share Exchange. The Special Committee received written answers from IHI and directly received explanations from, and exchanged questions and answers with, IHI at a meeting of the Special Committee. The Special Committee also received explanations from, and exchanged questions and answers with, MEISEI’s management about: MEISEI’s understanding of its current business environment and business challenges; the necessity of the Share Exchange; the specific details of the synergy effects expected from the Share Exchange; potential disadvantages of the Share Exchange; and MEISEI’s operating policies and structure after the Share Exchange, among other things.

Furthermore, the Special Committee received explanations from, and exchanged questions and answers with, Nakamura, Tsunoda & Matsumoto about: measures to be taken to ensure the fairness of procedures for the Share

Exchange; the schedule for the Share Exchange; the results of the legal due diligence investigation of IHI; the content of, and the course of negotiations on, the Share Exchange Agreement; and the content of disclosure documents, among other things. The Special Committee also received from Plutus Consulting disclosure of the valuation report on the share exchange ratio and, after receiving explanations from, and exchanging questions and answers with, Plutus Consulting about the following matters, confirmed their rationality: the reasons for employing the valuation methods used by Plutus Consulting to calculate the share exchange ratio; changes in IHI’s and MEISEI’s stock prices in their markets; major assumptions for the valuation using the DCF analysis, including the bases for calculation of the discount rate and the perpetual growth rate; and the results of calculation using the different valuation methods, among other things.

In addition, the Special Committee was substantially involved in the negotiations with IHI on the share exchange ratio, etc. through such means as: receiving reports from Plutus Consulting in a timely manner about the details of IHI’s proposal on the share exchange ratio, how negotiations were going, etc.; receiving from Plutus Consulting advice from a financial perspective, including explanations on premium levels, etc. used in recent similar cases; and approving after deliberation and discussion, giving instructions, and making requests regarding negotiation policies, including specific share exchange ratios proposed to IHI.

(iii) Overview of the Report

After repeated, careful discussions and consideration on the Advisory Matters conducted in the circumstances described above, the Special Committee submitted to MEISEI’s Board of Directors, with the unanimous approval of its members, the Report dated May 13, 2021 whose summary is given below.

(a) Conclusion of Report

i.	The Special Committee considers that it is appropriate for MEISEI’s Board of Directors to decide on the implementation of the Share Exchange.

ii.	The Special Committee considers that it is not disadvantageous for MEISEI’s minority shareholders that MEISEI’s Board of Directors decides on the implementation of the Share Exchange.

(b) Discussion

i	The Special Committee considers that the Share Exchange is likely to contribute to increasing the corporate value of MEISEI through MEISEI’s appropriate measures, for the following reasons:

•

MEISEI’s management considers that the Share Exchange is expected to produce synergy effects generated by utilization of MEISEI’s products and technologies towards the creation of growth businesses in the IHI Group. MEISEI’s management explains that the Share Exchange is expected to produce synergy effects such as the following: promoting personnel exchanges between MEISEI and the IHI Group and having the Group’s engineers work at MEISEI is likely to lead to improvement in MEISEI’s productivity and quality, which are MEISEI’s business challenges; developing new customers using IHI’s network is likely to rectify MEISEI’s excessive focus on public-sector demand, which is another business challenge of MEISEI; and reducing the listing costs, etc. will allow a cost reduction and appropriate staffing. The Special Committee finds nothing unreasonable about these explanations.

•

Nevertheless, one would argue that these synergy effects could be achieved without the Share Exchange. According to MEISEI’s management, however, there were instances where MEISEI was unable to make an investment because its current capital structure requires it to be cautious in cooperating with IHI due to concern over the possibility of constituting a conflict of interest, or because consideration was given to the interests of MEISEI’s minority shareholders due to expected short-term losses even though the investment should be made in terms of a medium- to long-term strategy. Thus, it is not unreasonable to decide that MEISEI needs to be delisted in order to produce the synergy effects.

•

As for disadvantages of the Share Exchange, MEISEI’s management pointed out that the Share Exchange would shorten the term of office of MEISEI’s top management, which may disrupt the company’s operation, and that personnel exchanges may cause loss of motivation among MEISEI’s employees. However, the Special Committee considers that MEISEI will be able to mitigate these disadvantages to some extent by such means as changing its corporate culture, appropriately expressing its opinion in the IHI Group, and appropriately distributing its profits to its employees through achieving continuous improvement in performance.

ii.

The Special Committee finds that fair procedures have been followed for the Share Exchange from the viewpoint of securing the interests of general shareholders, because the Special Committee finds that: (1) MEISEI formed the independent Special Committee which has worked validly; (2) MEISEI received independent professional advice from external experts; (3) MEISEI received from an independent professional third-party valuation institution the valuation report on the share exchange ratio and the Fairness Opinion, based on which MEISEI would make its decision on the Share Exchange; (4) MEISEI constructed a system which allowed MEISEI to conduct discussions, negotiations, etc. from a stance independent from IHI by excluding, to the extent possible, interested directors, etc. from the discussion and negotiation processes for the Share Exchange; (5) a so-called indirect market check has been done for the Share Exchange; (6) even though no majority of minority requirements are imposed on the Share Exchange, a lack of majority of minority requirements will not per se compromise the fairness of the procedures for the Share Exchange considering the fact that other sufficient measures to ensure fairness are taken in the Share Exchange as described in (1) through (5) above and (7) below; and (7) in the Share Exchange, general shareholders are expected to be given appropriate opportunities to make decisions based on sufficient information.

iii.

As for the appropriateness of the terms and conditions of the Share Exchange, the Special Committee finds that the method of acquisition and the type of consideration for acquisition used in the Share Exchange are reasonable, and that the Share Exchange Ratio is appropriate, for the following reasons:

•

Share exchange is a commonly used method of acquisition in delisting transactions and is considered reasonable by the Special Committee. As for the type of consideration for acquisition, shares of IHI Stock are considered reasonable by the Special Committee because this consideration will give MEISEI’s general shareholders choice to continue to hold these shares as shareholders of IHI after the Share Exchange, and will allow those shareholders to enjoy, through holding these shares, the benefits of the synergy effects produced by the Share Exchange.

•

The Special Committee finds nothing particularly unreasonable about the purpose of and the procedure for developing, and the content of, MEISEI’s Business Plan based on which valuation was performed using the DCF analysis in the valuation report on the share exchange ratio obtained from Plutus Consulting.

•

Regarding the valuation report on the share exchange ratio obtained from Plutus Consulting, the Special Committee finds nothing unreasonable in terms of valuation method or content, and considers the report to be reliable. The Share Exchange Ratio exceeds the upper limit of the valuation range calculated for MEISEI Stock by the market share price analysis and is within the valuation range and exceeds the median calculated for MEISEI Stock by the DCF analysis.

•	The Special Committee finds that Share Exchange Ratio includes a higher premium than in similar cases.

•

The Special Committee has been substantially involved in the process of discussing and negotiating the terms and conditions of the Share Exchange, such as the share exchange ratio, between MEISEI and IHI. The Special Committee finds that the Share Exchange Ratio was agreed upon after a situation had been secured where reasonable efforts would be made with the aim of implementing the Share Exchange under terms and conditions that are as favorable as possible to general shareholders or, in other words, where it can be deemed equivalent to an arm’s-length transaction, and after serious negotiations had taken place.

•

The Fairness Opinion expresses an opinion that the Share Exchange Ratio is a fair one for MEISEI’s minority shareholders from a financial perspective. There is nothing unreasonable about the procedure for issuing, and the content of, the Fairness Opinion. This is another fact that supports the appropriateness of the Share Exchange Ratio.

iv.

The Special Committee considers that it is appropriate for MEISEI’s Board of Directors to decide on the implementation of the Share Exchange, because: (1) as described in “i” above, the Share Exchange is likely to contribute to increasing the corporate value of MEISEI; (2) as described in “ii” above, fair procedures have been followed to secure the interests of general shareholders; and (3) as described in “iii” above, the method of acquisition and the type of consideration for acquisition used in the Share Exchange are considered reasonable, and the Share Exchange Ratio is considered appropriate.

v.

The Special Committee considers that it is not disadvantageous for MEISEI’s minority shareholders that MEISEI’s Board of Directors decides on the implementation of the Share Exchange, because: (1) as described in “i” above, the Share Exchange is likely to contribute to increasing the corporate value of MEISEI; (2) as described in “ii” above, fair procedures have been followed to secure the interests of general shareholders; and (3) as described in “iii” above, the method of acquisition and the type of consideration for acquisition used in the Share Exchange are considered reasonable, and the Share Exchange Ratio is considered appropriate.

(B)	Construction of an Independent Discussion System at MEISEI

MEISEI constructed in its organization a system for conducting discussions and negotiations and making determinations on the Share Exchange from a position independent from IHI.

Specifically, MEISEI has barred the following of its directors from participating on behalf of MEISEI in discussions on the Share Exchange and in discussions and negotiations with IHI, in order to eliminate the issue of conflicts of interest between these directors and general shareholders of MEISEI: Mr. Masataka Ikeyama, a director from IHI; Mr. Hideo Kitsuda, a director from IHI and IHI Aerospace; Mr. Tadashi Kato, a director concurrently serving as IHI’s General Manager of the Smart Work Empowerment Division, the Intelligent Information Management Headquarters; and Mr. Soichi Isomoto, an auditor concurrently serving as IHI’s Manager of the Corporate Planning Division. Of the directors of MEISEI, Mr. Takashi Saito has been seconded to IHI in the past; however, since his secondment to IHI was only for a brief period and his interest in IHI is limited, and since Mr. Saito’s participation in his capacity as director in charge of meteorology and seismology in discussions on the Share Exchange and in discussions and negotiations with IHI is considered essential, Mr. Saito is supposed to participate, as one of the project leaders, in discussions on the Share Exchange and in discussions and negotiations with IHI. However, we believe that the discussion system has no problem in terms of independence, since Mr. Saito’s presence is kept under control by appointing Mr. Kazuo Tanimoto, a director who has no interest in IHI, as another project leader, and since the Special Committee monitors the project team by receiving a report on its activities from time to time.

Similarly, in the project team in charge of discussing the Share Exchange and discussing and negotiating with IHI, the involvement of those of the team members who are secondees from IHI is limited to a bare minimum in order to eliminate the issue of structural conflicts of interest as much as possible, and activities which are likely to be affected by the issue of structural conflicts of interest, such as developing the Business Plan and discussing and negotiating with IHI, are assigned to team members who are not secondees from IHI.

(C)	Approval of All of MEISEI’s Non-interested Directors and “No Objection” Opinion of All of MEISEI’s Non-interested Auditors

At MEISEI’s Board of Directors meeting held today at which the proposal for the Share Exchange was resolved, the implementation of the Share Exchange was deliberated and resolved unanimously by all four of the seven directors of MEISEI, after excluding three directors, namely, Mr. Masataka Ikeyama, Mr. Hideo Kitsuda, and Mr. Tadashi Kato in order to eliminate the issue of conflicts of interest between these directors and general shareholders of MEISEI, because Mr. Masataka Ikeyama is from IHI and Mr. Hideo Kitsuda is from IHI and IHI Aerospace, and because Mr. Tadashi Kato concurrently serves as IHI’s Manager of the Smart Work Empowerment Division, the Intelligent Information Management Headquarters. These three directors, namely, Mr. Masataka Ikeyama, Mr. Hideo Kitsuda, and Mr. Tadashi Kato, did not participate in the deliberation on the Share Exchange at the Board of Directors meeting, nor have they participated in discussions and negotiations on the Share Exchange on behalf of MEISEI.

In addition, all of the auditors who attended the aforementioned Board of Directors meeting (i.e., the three attending auditors two of whom were external auditors out of the four auditors) expressed an opinion that they had no objection to the resolution described above. Please note that Mr. Soichi Isomoto, an auditor of MEISEI concurrently serving as IHI’s Manager of the Corporate Planning Division, did not participate in any way in the deliberation at the aforementioned Board of Directors meeting but refrained from expressing his opinion with respect to the resolution adopted at the aforementioned Board of Directors meeting.

(D)	Securing Opportunities for Other Potential Acquirers to Offer Acquisition

MEISEI allows 29 business days from the announcement of the Share Exchange to MEISEI’s ordinary shareholders meeting to which the proposal for approval of the Share Exchange Agreement will be submitted. This secures a time for the shareholders of MEISEI to make an appropriate decision after fully considering whether or not the Share Exchange should be implemented and whether the terms and conditions of the Share Exchange are appropriate, as well as securing opportunities for potential acquirers other than IHI to make a hostile takeover bid. In addition, IHI and MEISEI have made no agreement that would restrict MEISEI’s contact with potential hostile acquirers, which again secures opportunities to make proposals for a hostile takeover.

4. Overview of the Parties to the Share Exchange (as of March 31, 2021)

			Wholly-owning parent company in share exchange		Wholly-owned subsidiary in share exchange

(1)	Name		IHI Corporation		MEISEI ELECTRIC CO., LTD.

(2)	Address		3-1-1 Toyosu, Koto-ku, Tokyo		2223 Naganumamachi, Isesaki-shi, Gunma

(3)	Name and title of representative		Hiroshi Ide, President and Chief Executive Officer		Masataka Ikeyama, President and Chief Executive Officer

(4)	Description of business

Manufacture and sale of equipment and provision of services related to: Resources, Energy and Environment; Social Infrastructure and Offshore Facilities; Industrial Systems and General-Purpose Machinery; and Aero Engine and Space and Defense

Manufacture and sale of equipment and provision of services related to meteorology and seismology and space defense

(5)	Capital		107,165 million yen		2,996 million yen

(6)	Date of establishment		January 17, 1889		February 20, 1938

(7)	Number of issued shares		154,679,954 shares		13,279,633 shares

(8)	Fiscal year-end		March 31		March 31

(9)	Number of employees		(Consolidated) 29,149		(Non-consolidated) 345

(10)	Major customers		Japanese Aero Engines Corporation, Ministry of Defense		Japan Aerospace Exploration Agency, IHI Corporation, Japan Meteorological Agency

(11)	Main banks		Mizuho Bank, Ltd., Sumitomo Mitsui Trust Bank, Limited, Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., Mizuho Bank, Ltd.

(12)	Major shareholders and shareholding ratios	Custody Bank of Japan, Ltd. (trust account)	8.85%	IHI Corporation	51.02%

		The Master Trust Bank of Japan (trust account)	8.84%	Ueda Yagi Tanshi Co., Ltd.	1.81%

	The Dai-ichi Life Insurance Company, Limited		3.62%	JAPAN SECURITIES FINANCE CO., LTD.		1.11%

	Custody Bank of Japan, Ltd. as trustee for Mizuho Bank Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd.		3.08%	Tachibana Securities Co., Ltd.		1.03%

	Custody Bank of Japan, Ltd. (trust account 9)		2.10%	Shinobu Arai		0.97%

	IHI Kyoeikai		1.84%	Koichiro Yamada		0.53%

	IHI Employee Stock Ownership Association		1.66%	Toyoji Nakazawa		0.52%

	JP MORGAN CHASE BANK 380634		1.62%	KK Estate KK		0.51%

	SUMITOMO LIFE INSURANCE COMPANY		1.51%	Koyo Holdings Inc.		0.50%

	Custody Bank of Japan, Ltd. (trust account 5)		1.38%	Monex, Inc.		0.48%

(13)	Relationship between the parties to the share exchange

Capital relationship	IHI holds 51.02% of the total number of issued shares of MEISEI and is the parent company of MEISEI.

Personal relationship	Two employees of IHI hold the post of director or auditor of MEISEI. IHI has accepted three secondees from MEISEI. MEISEI has accepted eight secondees from IHI.

Transactional relationship	IHI purchases products from MEISEI. IHI provides loans to MEISEI. MEISEI participates in IHI’s Cash Management System (CMS), under which lending and borrowing take place between the companies.

Related parties	MEISEI is a consolidated subsidiary of IHI. IHI and MEISEI are related parties to each other.

(14)	Business results and financial conditions for the past three years

	IHI (consolidated)			MEISEI (consolidated)

Fiscal year	FY ended Mar. 2019	FY ended Mar. 2020	FY ended Mar. 2021	FY ended Mar. 2019	FY ended Mar. 2020	FY ended Mar. 2021

Consolidated net assets	381,692	353,746	327,727	5,621	5,821	6,037

Consolidated total assets	1,664,529	1,740,782	1,832,891	10,360	11,076	10,399

Consolidated net assets per share (yen)	2,263.12	2,195.96	2,025.18	423.58	438.64	454.91

Consolidated sales	1,483,442	1,386,503	1,112,906	6,653	8,105	7,102

Consolidated operating profit	82,488	60,797	27,961	291	571	301

Consolidated recurring profit	65,749	32,251	–	286	571	294

Net income attributable to owners of the parent	39,889	12,812	13,093	256	381	313

Consolidated net income per share (yen)	258.53	84.21	88.13	19.34	28.75	23.65

Dividend per share (yen)	70.00	50.00	–	10.00	10.00	7.00

(Figures are in millions of yen unless otherwise indicated.)

(Note 1)	The figures representing IHI’s and MEISEI’s business results and financial conditions for the fiscal year ended March 2021 have not been audited by auditors.

(Note 2)	As IHI applied the Japanese Standards up to the third quarter of the fiscal year ended March 2021 and has voluntarily applied the International Financial Reporting Standards (the “IFRS”) since the full fiscal year ended March 2021, the figures representing IHI’s business results and financial conditions for the fiscal year ended March 2021 are in compliance with the IFRS. Specifically, the figures representing the “Consolidated net assets,” “Consolidated total assets,” “Consolidated net assets per share,” “Consolidated sales,” “Net income attributable to owners of the parent,” and “Consolidated net income per share” of IHI correspond respectively to the “Total shareholders’ equity,” “Total assets,” “Equity attributable to owners of the parent company pers share,” “Sales revenue,” “Profit attributable to owners of the parent,” and “Basic earnings per share” of IHI calculated on a consolidated basis pursuant to the IFRS. No figure is indicated for the “Consolidated recurring profit,” as there is no item corresponding to “recurring profit.”

(Note 3)	MEISEI adopted a resolution to dissolve its consolidated subsidiary in the fiscal year ended March 2020 and completed the liquidation of the subsidiary in the first quarter of the fiscal year ended 2021. Therefore, MEISEI has not prepared consolidated financial statements for the fiscal year ended March 2021. For this reason, the figures representing MEISEI’s business results and financial conditions for the fiscal year ended March 2021 are on a non-consolidated basis.

5. Conditions after the Share Exchange

Wholly-owning parent company in share exchange

(1)	Name	IHI Corporation

(2)	Address	3-1-1 Toyosu, Koto-ku, Tokyo

(3)	Name and title of representative	Hiroshi Ide, President and Chief Executive Officer

(4)	Description of business	Manufacture and sale of equipment and provision of services related to: Resources, Energy and Environment; Social Infrastructure and Offshore Facilities; Industrial Systems and General-Purpose Machinery; and Aero Engine and Space and Defense

(5)	Capital	107,165 million yen

(6)	Fiscal year-end	March 31

(7)	Net assets	Not determined at present.

(8)	Total assets	Not determined at present.

6. Overview of Accounting Treatment

Making MEISEI a wholly-owned subsidiary of IHI through the Share Exchange involves IHI’s acquisition of additional shares in its subsidiary and, as such, will be processed as a capital transaction in IHI’s consolidated financial statements.

7. Future Prospects

The impact of the Share Exchange on IHI’s and MEISEI’s business results is expected to be minor, since MEISEI is already a consolidated subsidiary of IHI.

8. Matters concerning a Transaction, etc. with the Controlling Shareholder

(1) Whether or Not the Share Exchange Constitutes MEISEI’s Transaction, etc. with Its Controlling Shareholder, and Conformity to MEISEI’s Policy on Measures to Protect Minority Shareholders

Since IHI is already the parent company of MEISEI, the Share Exchange constitutes MEISEI’s transaction, etc. with its controlling shareholder.

Under the heading “Policy on Measures to Protect Minority Shareholders When Conducting Transactions, etc. with the Controlling Shareholder” in section I.4 of the report on corporate governance released by MEISEI on July 1, 2020 (the “Corporate Governance Report”), MEISEI states that its policy for determining amounts and terms and conditions of transactions with IHI is to determine these matters on a full arm’s length basis as is the case with general terms and conditions, by taking market price, etc. into account, and to take appropriate measures to protect minority shareholders from suffering disadvantages, and requires that when conducting a transaction, etc. with MEISEI’s controlling shareholder, full consideration be given to prevent the transaction from creating disadvantages to minority shareholders.

In its consideration of the Share Exchange, MEISEI gave full consideration to prevent the transaction from creating disadvantages to its minority shareholders, by taking the measures to ensure the fairness of the transaction and those to avoid conflicts of interest, as described under “(4) Measures to Ensure Fairness” in section 3 above and under “(5) Measures to Avoid Conflicts of Interest” in section 3 above. We believe that these measures conform to the statements in the Corporate Governance Report.

(2) Matters concerning Measures to Ensure Fairness and Those to Avoid Conflicts of Interest

As described in “(1) Whether or Not the Share Exchange Constitutes MEISEI’s Transaction, etc. with Its Controlling Shareholder, and Conformity to MEISEI’s Policy on Measures to Protect Minority Shareholders” above, the Share Exchange constitutes MEISEI’s transaction, etc. with its controlling shareholder. For this reason, MEISEI decided that it must take measures to ensure the fairness of the transaction and those to avoid conflicts of interest in order to deal with such issues as structural conflicts of interest and information asymmetry. MEISEI carefully discussed and considered the terms and conditions of the Share Exchange at its Board of Directors meetings. Furthermore, MEISEI ensured the fairness of the transaction and avoided conflicts of interest by taking the measures described under “(4) Measures to Ensure Fairness” in section 3 above and under “(5) Measures to Avoid Conflicts of Interest” in section 3 above. It was only then that MEISEI decided on the Share Exchange.

(3)	Overview of an Opinion Obtained from an Entity Not Interested in the Controlling Shareholder That the Transaction, etc. Is Not Disadvantageous to Minority Shareholders

As described in “(A) Obtaining a Report from MEISEI’s Non-interested Special Committee” under “(5) Measures to Avoid Conflicts of Interest” in section 3 above, MEISEI formed the Special Committee and sought its advice on the Advisory Matters. As a result, MEISEI received the Report dated May 13, 2021 stating that the Special Committee considers that it is not disadvantageous for MEISEI’s minority shareholders that MEISEI’s Board of Directors decides on the implementation of the Share Exchange.

End

(Reference)

IHI’s Current Consolidated Earnings Forecast (Released on May 13, 2021) and Previous Consolidated Results

(in millions of yen)

	Sales revenue	Operating profit	Income before income taxes	Profit attributable to owners of the parent

Current earnings forecast (FY ending March 2022)	1,180,000	70,000	60,000	35,000

Previous results (FY ended March 2021)	1,112,906	27,961	27,617	13,093

MEISEI’s Financial Results for the Previous Fiscal Year				(in millions of yen)

	Sales	Operating profit	Recurring profit	Net income

Previous results (FY ended March 2021)	7,102	301	294	313